UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Stepan Company

(Exact name of the registrant as specified in its charter)

Delaware	1-4462	36-1823834
(State or other jurisdiction of Incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

22 W. Frontage Road, Northfield, IL	60093
(Address of principle executive offices)	(Zip code)

David G. Kabbes, Vice President, General Counsel and Secretary, (847) 446-7500

(Name and telephone number, including are code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this for applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Stepan Company’s (the “Company”) Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019 is filed as Exhibit 1.01 hereto.  This Form SD and the Conflict Minerals Report are available on the Company’s website at www.stepan.com/News/Articles/Conflict-Minerals-Disclosure.aspx.

Item 1.02 Exhibit

The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Stepan Company
(Registrant)

/s/ David G. Kabbes	May 29, 2020
By: David G. Kabbes Vice President, General Counsel and Secretary	(Date)